OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-67427

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MAGV Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

221 River Street, 9th Floor
(No. and Street)

Hoboken	NJ	07030
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Seidler	(917) 667-8043	michael.seidler@madisonalley.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RUBIO CPA, PC
(Name – if individual, state last, first, and middle name)

2727 Paces Ferry Rd SE, Suite 2-1680	Atlanta	GA	30339
(Address)	(City)	(State)	(Zip Code)

5/5/09	3514
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Michael Seidler, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MAGV Securities, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Michael Seidler

Title: CEO

Olajuwon Blain 2/18/2022
Notary Public

OLAJUWON J. BLAIN
NOTARY PUBLIC OF NEW JERSEY
COMMISSION # 2453620
MY COMMISSION EXPIRES 9/22/2025

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MAGV SECURITIES, INC.

Financial Statements
For the Year Ended December 31, 2021
With
Report of Independent Registered Public Accounting Firm

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
MAGV Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MAGV Securities, Inc. (the "Company") as of December 31, 2021, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2005.

March 24, 2022
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

MAGV Securities, Inc.
Statement of Financial Condition
As of December 31, 2021

Assets

Cash	$	830,436
Securities owned - restricted stock		426,734
Prepaid expenses and deposits		7,299
Total assets	$	1,264,469

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable	$	13,032
Due to affiliate		10,391
Paycheck Protection Program loan		22,460
Long term debt and accrued interest		158,734
Total liabilities		204,617
Stockholder's equity		1,059,852
Total liabilities and stockholder's equity	$	1,264,469

See accompanying notes.

MAGV Securities, Inc.
Statement of Operations
For The Year Ended December 31, 2021

Revenues		
Investment banking	$	6,821,761
Forgiveness of PPP loan		22,460
Interest		12
Total revenues		6,844,233
Expenses		
Commissions, compensation and benefits		3,615,856
Professional services		75,706
Advertising		36,666
Technology and communications		18,052
Occupancy		5,643
Interest		5,625
Other		110,750
Total expenses		3,868,298
Net income from operations	$	2,975,935
Loss on securities owned		(212,419)
Net income	$	2,763,516

See accompanying notes.

MAGV Securities, Inc.
Statement of Changes in Stockholder's Equity
For The Year Ended December 31, 2021

Balance, December 31, 2020	$	122,946
Net income		2,763,516
Contribution by stockholder		125,000
Distributions to stockholder		(1,951,610)
Balance, December 31, 2021	$	1,059,852

MAGV Securities, Inc.
Statement of Cash Flows
For The Year Ended December 31, 2021

Cash flows from operating activities:		
Net income	$	2,763,516
Items which do not affect cash:		
Forgiveness of Paycheck Protection Program loan		(22,460)
Adjustments to reconcile net income to net cash provided by operations:		
Change in securities owned		(426,734)
Change in prepaid expenses and deposits		(1,687)
Change in accounts payable		3,624
Change in accrued compensation		(19,500)
Change in payroll taxes payable		(40,949)
Change in due to affiliate		10,391
Change in accrued interest		5,625
Net cash provided by operating activities:		2,271,826
Cash flows from financing activities:		
Contribution by stockholder		125,000
Distributions to stockholder		(1,951,610)
Proceeds from Paycheck Protection Program loan		22,460
Net cash used by financing activities:		(1,804,150)
Net increase in cash		467,676
Cash balance:		
Beginning of year		362,760
End of year	$	830,436

See accompanying notes.

Note 1 - Summary of significant accounting policies

Organization and Description of Business: MAGV Securities, Inc. (the "Company") was organized in January 2006 and became a broker-dealer in March 2007. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company's primary business is investment banking services.

Cash: The Company maintains its bank accounts in a high credit quality bank. The balances at times may exceed federally insured limits.

Accounting policies: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operation, and cash flows.

Income taxes: The Company has elected S Corporation status for income tax reporting purposes, therefore the income or losses of the Company flow through to the stockholder and no income taxes are recorded in the accompanying financial statements.

Under the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Accounts receivable: Accounts receivable are non-interest bearing, uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic treads.

Revenue Recognition: Revenue from contracts with customers includes placement and advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company provides placement and advisory services related to capital raising activities and mergers and acquisitions transactions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the agreement is completed (the closing date of transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer.

Note 1 - Summary of significant accounting policies (continued)

<u>Revenue Recognition (continued):</u>

In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing the revenue would be reflected as deferred revenue.

The Company recognizes success fee revenue upon completion of a success fee-based transaction as this satisfies the only performance obligation identified by the Company.

<u>Advertising:</u> The Company expenses advertising costs as incurred.

<u>Date of management's review:</u> Subsequent events were evaluated through the date the financial statements were issued.

Note 2 - Net capital

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness as well as a percentage of aggregate indebtedness to net capital that shall not exceed 1500%. At December 31, 2021, the Company had net capital of $648,279 which was $643,279 in excess of its required net capital of $5,000 and its percentage of aggregate indebtedness to net capital was 4.96%.

Note 3 - Related Party Transactions

The Company has an expense sharing agreement with an affiliate. Under the terms of this agreement, the Company pays the affiliate for personnel services, occupancy and other administrative costs provided to the Company. The amount expensed under the arrangement for the year ended December 31, 2021 was approximately $340,155. The amount due to affiliate on the accompanying statement of financial condition arose from this agreement.

At times, the affiliate pays operating expenses on behalf of the Company for which the affiliate subsequently seeks reimbursement. As of December 31, 2021, no amounts are due related to such payments.

Separately, the Company has an informal arrangement with the affiliate for monthly human resource services. The amount expensed within the accompanying statement of operations related to this arrangement for the year ended December 31, 2021 was approximately $1,200.

Financial condition and results of operation could differ from the amounts in the accompanying financial statements if these transactions did not exist.

Note 4 – Concentrations

Approximately 81% of the Company's investment banking revenue earned during 2021 was from three customers.

Note 5 – Paycheck Protection Program (PPP) loan and long term debt

In May 2020, the Company received a PPP loan in the amount of $22,460 pursuant to its application under the Small Business Administration's Paycheck Protection Program established by the enabling legislation under the Coronavirus Aid, Relief and Economic Securities Act. In November 2021, the entirety of the loan was forgiven and is included in Forgiveness of PPP Loan revenue within the accompanying statement of operations.

In February 2021, the Company received a second PPP loan in the amount of $22,460. Some or all of the loan may be forgiven. Any amount not forgiven will be repaid over a 60 month term at an annual interest rate of 1%. The Company has utilized the entirety of the proceeds of this loan to pay expenses covered by the PPP as of December 31, 2021.

The Company additionally received an EIDL loan from the SBA in the amount of $150,000 subject to a note dated June 11th, 2020. The loan bears interest at a rate of 3.75% and is payable in monthly installments of principal and interest over 30 years. Installment payments, including principal and interest, of $731.00 monthly, will begin twenty-four months from the date of the promissory note. In connection with the EIDL loan, the Company entered into a security agreement with the SBA, whereby the Company granted the SBA a security interest in all of the Company's rights, titles and interests in all of the Company's assets. Accrued interest in the amount of $8,734 in connection with this loan is included in long term debt and accrued interest on the accompanying statement of financial condition.

Note 6 – Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices in active markets for identical assets or liabilities the Company has the ability to access at the measurement date.

Level 2 inputs are inputs (other than quoted prices) that are observable for the asset or liability either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability developed using estimates and assumptions which reflect those that market participants would use. (The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.)

Note 6 – Fair Value Measurement (continued)

The following table presents the Company's fair value hierarchy for assets measured at fair value as of December 31, 2021.

	Fair Value Measurements 12/31/2021	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Securities owned:				
Restricted Stock	$ 426,734	$ -	$ -	$ 426,734

As of December 31, 2021, the Company had $426,734 of restricted stock received as part of compensation from investment banking transactions. The value of the restricted stock is determined by reference to quoted prices less a discount for lack of marketability due to the restriction imposed.

Note 7 – Contingencies

The Company is subject to customer claims and litigation in the normal course of business. The Company has no arbitrations or litigations in progress at December 31, 2021.

Note 8 – Economic Risks

In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While the Company believes that it is in an appropriate position to sustain the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

MAGV Securities, Inc.
Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1
Of The Securities And Exchange Commission Act of 1934
As of December 31, 2021

Net Capital:

Total stockholder's equity	$	1,059,852
Additions:		
Forgivable expenses under PPP loan		22,460
Less non-allowable assets:		
Securities owned - restricted stock		426,734
Prepaid expenses and deposits		7,299
Net capital before haircuts		648,279
Less haircuts		-
Net capital		648,279
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)		5,000
Excess net capital	$	643,279
Aggregate indebtedness	$	32,157
Percentage of aggregate indebtedness to net capital		4.96%

Reconciliation with Company's Computation of Net Capital included in Part IIA of Form X-17A-5 as of December 31, 2021.

There is no significant difference between net capital reported in Part IIA of Form X-17A-5, as amended, as of December 31, 2021, and net capital as reported above.

MAGV Securities, Inc.

Schedule II
Computation For Determination Of Reserve Requirements
Under Rule 15c3-3 Of The Securities And Exchange Commission
As Of December 31, 2021

The Company does not claim exemption from SEA Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

Schedule III
Information Relating To The Possession Or Control Requirements
Under Rule 15c3-3 Of The Securities And Exchange Commission
As of December 31, 2021

The Company does not claim exemption from SEA Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

February 14, 2022

RUBIO CPA, PC
2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, Georgia 30339

To Whom it May Concern:

We, as members of management of MAGV Securities, Inc. (the "Company ") are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions ") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)) but also (1) does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provi sions of Rule §15c3-3 and related guidance stated in the SEC Staff s FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.

2. The Company conducted business activities involving placement and advisory services to customers throughout the year ended December 31, 2021 without exception.

3. The Company met the identified conditions for such reliance throughout the period January 1, 2021 to December 31, 2021 without exception.

Signed: M Seidler ________________________________

Name: Michael Seidler

Title: CEO, CCO & FINOP

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
MAGV Securities, Inc.

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) MAGV Securities, Inc. did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, and (2) MAGV Securities, Inc. stated that MAGV Securities, Inc. met the identified conditions for such reliance throughout the most recent fiscal year without exception. MAGV Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MAGV Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

March 24, 2022
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholder of
MAGV Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by MAGV Securities, Inc. and the SIPC, solely to assist you and SIPC in evaluating MAGV Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. MAGV Securities, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on MAGV Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of MAGV Securities, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

March 24, 2022
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC